Form 51–102F3

Material Change Report

PART 1

GENERAL INSTRUCTIONS AND INTERPRETATION

(a)

Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)

Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)

Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)

Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)

Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Camflo International Inc.
Suite 1205, 789 West Pender Street
Vancouver, BC  V6C 1H2

Item 2

Date of Material Change

State the date of the material change.

July 16, 2004

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

July 16, 2004 via Stockwatch and Market News, Vancouver, BC.

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Camflo International Inc (“ Camflo”) announced, that further to its News Release dated June 25, 2004, Camflo has completed the private placement with Dominick & Dominick Securities Inc. of Toronto, Ontario as detailed below:

The Offering

The private placement consisted of the issuance of a total of 9,000,000 common shares of Camflo at a price of $0.50 per share and a further 3,185,273 “flow through” common shares at a price of $0.55 per share for total gross proceeds of $6,251,900.15.  The Agent, Dominick & Dominick Securities Inc. received a cash commission equal to 7% of the proceeds of the private placement ($437,633) and brokers warrants entitling the holder thereof to acquire such number of common shares at a price of $0.50 per share for a term of 18 months as is equal to 10% of the number of shares issued in the private placement (1,218,527).

Proceeds of the private placement have been used to fund the purchase from Spearhead Resources Inc. (“Spearhead”) of its interest in the Joffre oil and gas property in central Alberta, to provide for certain other advances to Spearhead, and for working capital.

Camflo and Spearhead have also entered into an Amalgamation Agreement dated for reference July 7, 2004 wherein, subject to regulatory and shareholder approval, Camflo and Spearhead would amalgamate on the basis that Camflo shareholders would receive three shares of the newly formed company (“Amalco”) for every four shares of Camflo held while Spearhead shareholders would receive one share of Amalco for every share of Spearhead held.  It is proposed that the board of directors of Amalco will be comprised of 5 directors, 3 of whom are Camflo directors and 2 of whom are Spearhead directors. Subject to final regulatory and shareholder approvals, closing of the amalgamation is expected to occur in September 2004.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

INSTRUCTION

If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51–101 Standards of Disclosure for Oil and Gas Activities.

The Offering

The private placement consisted of the issuance of a total of 9,000,000 common shares of Camflo at a price of $0.50 per share and a further 3,185,273 “flow through” common shares at a price of $0.55 per share for total gross proceeds of $6,251,900.15.  The private placement has been effected through Dominick and Dominick Securities Inc. (the “Agent”) under the terms of an agency agreement between Camflo and the Agent.  The Agent has received a cash commission equal to 7% of the proceeds of the private placement ($437,633) and brokers warrants entitling the holder thereof to acquire such number of common shares at a price of $0.50 per share for a term of 18 months as is equal to 10% of the number of shares issued in the private placement (1,218,527). In connection with the private placement, certain principals of Camflo have sold 2 million shares of Camflo at $0.50 per share to an investor as a prearranged trade in order to facilitate the purchaser’s desire to acquire free trading shares. The proceeds from the sale, by such principals, have been invested in the private placement by way of a subscription for 2 million common shares at $0.50 per share.

Proceeds of the private placement have been used to fund the purchase from Spearhead Resources Inc. (“Spearhead”) of its interest in the Joffre oil and gas property in central Alberta, to provide for certain other advances to Spearhead, and for working capital.

Transactions With Spearhead Resources Inc.

Joffre Property

Pursuant to a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) dated July 7, 2004, Camflo purchased Spearhead’s 32% working interest in the Joffre oil and gas property in central Alberta (the “Joffre Property”).  Under the Purchase and Sale Agreement Camflo has paid a purchase price of $3,500,000 and has provide a further $1,500,000 to Spearhead on account of outstanding joint venture obligations and approved AFEs.  Closing of the acquisition of the Joffre Property occurred concurrently with the closing of the private placement.

The Joffre property produced 245 BOEPD last month under allowable production rates from a D-3 reef.  Spearhead’s interest is a GOR until payout (convertible to a 32% working interest) and payout is expected to occur during the summer.  G.P.P. (Good Production Practice) has been applied for and when approved it is expected that the well production will be raised substantially.  There is the potential for future drilling on this prospect.

Amalgamation

Camflo and Spearhead have also entered into an Amalgamation Agreement (the “Amalgamation Agreement”) dated for reference July 7, 2004 wherein, subject to regulatory and shareholder approval, Camflo and Spearhead would amalgamate on the basis that Camflo shareholders would receive three shares of the newly formed company (“Amalco”) for every four shares of Camflo held while Spearhead shareholders would receive one share of Amalco for every share of Spearhead held.  It is proposed that the board of directors of Amalco will be comprised of 5 directors, 3 of whom are Camflo directors and 2 of whom are Spearhead directors. Subject to final regulatory and shareholder approvals, closing of the amalgamation is expected to occur in September 2004.

Camflo is a Junior Oil and Gas Company with ongoing exploration and development programs at Prairie River, Snipe Lake, Rainbow, Goose River, and Alexander areas in Alberta.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51–102, state the reasons for such reliance.

INSTRUCTION

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51–102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51–102.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51–102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Thomas Doyle, President & CEO
Telephone 604.685.9181

Item 9

Date of Report

Date the Report.

DATED at Vancouver, British Columbia, this 20th day of July, 2004.

/s/ Thomas Doyle

________________________________
Thomas Doyle, President